114547755 FIRST AMENDMENT THIS FIRST AMENDMENT (this “Amendment”) dated as of February 8, 2022 (the “Effective Date”) to the Trust Indenture, dated as of the 15th day of December, 2021 (as amended, supplemented or otherwise modified from time to time, the “Indenture”), between Curaleaf Holdings, Inc., a company incorporated under the laws of the Province of British Columbia (the “Issuer”) and Odyssey Trust Company, a trust company existing under the laws of the Province of Alberta authorized to carry the business of a trust company in British Columbia (the “Trustee”). W I T N E S S E T H: WHEREAS, Section 12.3 of the Indenture permits the Issuer and the Trustee to enter into certain written amendments, supplements or modifications to the Indenture without the consent of any Holder; and WHEREAS, the Issuer and the Trustee have agreed to so amend the Indenture as described herein to cure an ambiguity and to conform the text of the Indenture to the “Description of Notes” in the Offering Memorandum with respect to the definition of “Unrestricted Subsidiaries”. NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows: SECTION 1. Definitions. Unless otherwise defined herein, terms defined in the Indenture and used herein shall have the meanings given to them in the Indenture. SECTION 2. Amendment of the Indenture. The Indenture is hereby amended as follows: 2.1 Amendment to Section 1.1. Section 1.1 of the Indenture is hereby amended by deleting in its entirety the definition of “European Subsidiary” and replacing it by the following definition: “European Subsidiary” means any Subsidiary of the Issuer that is organized under the laws of a Member State of the European Union or the United Kingdom, including, without limitation, Curaleaf International Holdings Limited. 2.2 Amendment to Section 6.5. Section 6.5 of the Indenture is hereby amended by adding the following paragraph after paragraph (d): “(e) As of the Issue Date, Curaleaf International Holdings Limited and its direct and indirect Subsidiaries are the only Unrestricted Subsidiaries.” SECTION 3. Effectiveness. This Amendment shall become effective as of the Effective Date. After that time, it will be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns.

- 2 - 114547755 SECTION 4. Effect of Amendment. 4.1 Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the parties under the Indenture or any other Note Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture or any other provision of the Indenture or of any other Note Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Issuer to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Indenture or any other Note Document in similar or different circumstances. 4.2 On and after the Effective Date, each reference in the Indenture to “this Indenture”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the Indenture in any other Note Document shall be deemed a reference to the Indenture as amended hereby. This Amendment shall constitute a “Note Document” for all purposes of the Indenture and the other Note Documents. SECTION 5. General. 5.1 Governing Law. This Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the province of British Columbia and the federal laws of Canada applicable therein. 5.2 Counterparts. This Amendment may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Amendment by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Amendment by such party. 5.3 Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. [SIGNATURE PAGE FOLLOWS]

114547755 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers or representatives as of the day and year first above written. ISSUER: CURALEAF HOLDINGS, INC. By: Name: Joseph D. Bayern Title: Chief Executive Officer TRUSTEE: ODYSSEY TRUST COMPANY By: Name: Dan Sanders Title: President, Corporate Trust By: Name: Amy Douglas Title: Director, Corporate Trust (signed) "Joseph D. Bayern" (signed) "Dan Sanders" (signed) "Amy Douglas"